

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 7, 2009

By U.S. Mail and Facsimile to: (202) 362-2902

Geoffrey S. Sheils
President & Chief Executive Officer
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

> **Re: First Sentry Bancshares, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 10, 2009**
> **File No. 333-156180**

Dear Mr. Sheils:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1.   Please tell us why you have deleted the "Treatment of Guaranty Financial Services, Inc. Stock Options" section and the revised fairness opinion no longer addresses the cash payment for Guaranty Financial stock options.

Risk Factors, page 16

2.   We note the disclosure throughout the prospectus regarding the other than
        temporary impairment charges taken by the two companies in recent periods.
        Please add a risk factor addressing the risks related to the investment portfolios of
        both of the companies.

Background of the Merger, page 42

3.   We note the disclosure in the third paragraph on page 44. Please revise to discuss
        in greater detail the particular changes in the financial conditions of the two
        companies that led them to agree to a revised exchange ratio and how the
        particular ratio was determined.

Business of First Sentry Bank, page 99

Allowance for Loan Losses, page 109

4.   We note your allowance for loan loss roll forward on page 111. In the column
        reporting the year ending December 31, 2008 you display a recovery to allowance
        of $(1,189) thousand. However, on the Statement of Income on page F-4, you
        report a provision of $1,188,923. Please revise your allowance for loan loss roll
        forward to correct the apparent typographical error.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 178

5.   It appears that adjustment (h) for $1,510 thousand is not included in the total
        assets balance. Please adjust this balance accordingly.

6.   We note adjustment (j) for $408 thousand which you state relates to the
        "capitalization" of First Sentry's unpaid costs related to post-merger consulting
        agreements with officers of Guaranty Financial Services. Please explain to us and
        revise your footnote disclosures to state why this capitalization of costs is shown
        as an adjustment to a liability account on the pro forma balance sheet. Also,
        please clarify why you report a separate adjustment to the estimated cost of
        acquisition, in Note 2.

First Sentry Bancshares, Inc. Financial Statements, page F-3

Balance Sheet, page F-3

7.   We note your $2.2 million investment in FHLB Pittsburgh stock as of December
        31, 2008 and March 31, 2009. It appears that this investment was not considered
        other than temporarily impaired as of such dates. In order to provide more

transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion. Please discuss how you considered the fact that on December 23, 2008 the FHLB suspended the payment of dividends until the bank believes it is prudent to restore them. You may refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Note 5 – Investment Securities, page F-18

8.   We note the significant unrealized losses on your corporate securities classified as held to maturity as of March 31, 2009. We also note your disclosure stating the unrealized losses can mainly be attributed to changes in interest rates and lack of liquidity in the market place and not credit quality or other factors. Given the current market conditions and the severity of losses on these corporate securities in the last twelve months, please provide us with your analysis that helped you determine that no other than temporary impairment charge was required as of March 31, 2009.

9.   In Amendment 1 to Form S-4, your September 30, 2008 balance sheet reports a zero balance in held-to-maturity securities. However, we note a balance in gross unrealized losses over twelve months on your held-to-maturity securities as of March 31, 2009. Please revise to clarify why you have held-to-maturity securities with gross unrealized losses over twelve months old when you did not apparently hold these securities as of September 30, 2008.

10.   We note your disclosure on page F-21 stating that you previously reported your investment in Silverton Bank equity stock in other assets. Please tell us and revise to clarify why you believed it was appropriate to classify your investment in Silverton, and any other investments, in other assets. Further, please revise to disclose whether you have written off the entire amount of your investment in Silverton Bank equity stock in the fourth quarter of 2008.

11.   We note your disclosure on page F-21 regarding your other-than-temporary impairment charges on your investment in Silverton Bank corporate bonds as of December 31, 2008 and March 31, 2009. Please tell us and revise the notes to your financial statements to disclose the amount of your remaining investment in Silverton Bank and related unrealized losses that remain on your balance sheet, if any.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Alan Schick, Esq.
        Benjamin M. Azoff, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        (By facsimile)